Exhibit 12.2

United Airlines, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratios)	Six Months Ended June 30, 2016	2015	2014	2013	2012	2011
Earnings (losses):

Earnings (loss) before income taxes	$1,426	$4,221	$1,110	$637	$(657)	$848
Add (deduct):
Fixed charges, from below	697	1,429	1,655	1,627	1,514	2,005
Amortization of capitalized interest	6	12	12	11	9	7
Distributed earnings of affiliates	—	1	1	—	—	1
Interest capitalized	(28)	(49)	(52)	(49)	(37)	(32)
Equity earnings in affiliates	2	(2)	(1)	(1)	(4)	(6)

Earnings as adjusted	$2,103	$5,612	$2,725	$2,225	$825	$2,823

Fixed charges:
Interest expense	$316	$670	$742	$781	$823	$937
Portion of rent expense representative of the interest factor (a)	381	759	913	846	691	1,068

Fixed charges	$697	$1,429	$1,655	$1,627	$1,514	$2,005

Ratio of earnings to fixed charges	3.02	3.93	1.65	1.37	(b)	1.41

(a) Imputed interest applied to rent expense.

(b) Earnings were inadequate to cover fixed charges by $689 million in 2012.